U.S. SECURITIES AND EXCHANGE
FORM 3                       Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 20(f) of the Investment Company Act of 1949


                                                                                                               OMB APPROVAL
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                                                                                                         OMB Number:
                                                                                                         Expires:
                                                                                                         Estimated average burden
                                                                                                         hours per response...0.5
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1.  Name and Address of Reporting Person   2.  Date of Event    4.  Issuer Name and Ticker or Trading Symbol
                                           Requiring Statement
Rosenwald, M.D.    Lindsay     A.          (Month/Day/Year)     AVAX Technologies, Inc.
------------------------------------------
(Last)             (First)   (Middle)      7/7/97               AVXT
                                          -----------------------------------------------------------------------------------------
                                                                5.  Relationship of Reporting Person    6.  If Amendment, Date of
                                           3.  IRS or Social        to Issuer   (Check all applicable)  Original (Month/Day/Year)
787 Seventh Avenue,  44th Floor            Security Number of
------------------------------------------ Reporting Person     ____ Director       X   10% Owner
               (Street)                    (Voluntary)          ____ Officer       ____ Other (specify   --------------------------
                                                                     (give title
New York          NY      10019                                      below)
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(City)         (State)   (Zip Code)
                                                                        Table I - Non- Derivative Securities Beneficially Owned

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1.  Title of Security                      2.  Amount of Securities     3.  Ownership Form:          4.  Nature of Indirect
     (Instr. 4)                                Beneficially Owned           Direct (D) or Indirect       Beneficial Ownership
                                               (Instr. 4)                   (I) (Instr. 5)               (Instr. 5)
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Common Stock                                       555,267 (1)                       D
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Common Stock                                       199,314                           I               By spouse(2)
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Common Stock                                        28,500                           I               By The Aries Trust(3)
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Common Stock                                        32,750                           I               By Aries Domestic Fund L.P.(3)
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
   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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


                 Table II - Derivative Securities Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative  2.  Date             3.  Title and Amount of   4.  Conversion or   5.  Ownership   6.  Nature of Indirect
    Security (Instr. 4)  Exercisable and      Securities Underlying     Exercise Price of   form of         Beneficial Ownership
                         Expiration Date      Derivative Security       Derivative          Derivative      (Instr. 5)
                         (Month/Day/          (Instr. 4)                Security            Security:
                         Year)                                                              Direct (D) or
                         -----------------------------------------------                    Indirect (I)
                         Date    Expir-       Title      Amount or                          (Instr. 5)
                         Exer-   ation                   Number of
                         cisable Date                    Shares
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Series B Placement                            Common     320,949       $3.83 (4)                   D
Warrants                                      Stock (4)
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Bridge Placement                              Common      17,000       $0.04 per share             D
Warrants                                      Stock
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Series B Convertible                          Common     182,612       $3.83 (5)                   I         By The Aries Trust (3)
Preferred Stock                               Stock (5)
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Series B Convertible                          Common      78,262       $3.83 (5)                   I         By Aries Domestic
Preferred Stock                               Stock (5)                                                      Fund L.P. (3)
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Series B Placement Warrants                   Common      18,261       $3.83 (4)                   I         By The Aries Trust (3)
                                              Stock (4)
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Series B Placement Warrants                   Common       7,826       $3.83 (4)                   I         By Aries Domestic
                                              Stock (4)                                                      Fund L.P. (3)
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Bridge Placement Warrants                     Common       5,000       $0.04 per share             I         By The Aries Trust (3)
                                              Stock
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Bridge Placement Warrants                     Common       6,250       $0.04 per share             I         By Aries Domestic
                                              Stock                                                          Fund L.P. (3)
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

Explanation of Responses:

(1) Securities beneficially owned include 42,775 shares of Common Stock owned by June Street Co. and Huntington Street Co., of which Dr. Rosenwald is the sole proprietor.

(2) Securities beneficially owned represent shares of Common Stock owned by Dr. Rosenwald's wife and trusts in favor of his minor children. Dr. Rosenwald disclaims beneficial ownership of such shares.

(3) Securities beneficially owned represent shares of Common Stock owned by The Aries Trust, A Cayman Island Trust (the "Trust") and Aries Domestic Fund, L.P. (the "Partnership"), "Funds"). Paramount Capital Asset Management, Inc. ("Paramount Capital"), of which Dr. Rosenwald is the sole shareholder, is the General Partner of the Partnership and also serves as the investment manager to the Trust. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Trust and the Partnership under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein.

(4) The Series B Placement Warrants are convertible into shares of Series B Convertible Preferred Stock at an exercise price of $110 per share of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into shares of Common Stock at a conversion rate determined by dividing a stated price of $100.00 per share of Series B Convertible Preferred Stock by a conversion price of $3.83 per share, which conversion price is subject to adjustment as set forth in the Certificate of Designations for the Series B Convertible Preferred Stock.

(5) The Series B Convertible Preferred Stock is convertible into shares of Common Stock at a conversion rate determined by dividing a stated price of $100.00 per share of Series B Convertible Preferred Stock by a conversion price of $3.83 per share, which conversion price is subject to adjustment as set forth in the Certificate of Designations for the Series B Convertible Preferred Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ LINDSAY A. ROSENWALD, MD
-------------------------------------             July 7, 1997
** Signature of Reporting Person                       Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.


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